FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of April 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For immediate release:	Monday, April 30, 2007

PACRS2 CONVERSION

Amcor Limited today announced the successful completion of the offer by Amcor Investments (New Zealand) Limited (“AINZL”) to repurchase PACRS2 convertible notes.  Amcor will later today issue approximately 2.8 million shares upon the conversion of the 197,273 PACRS2 convertible notes that were not repurchased.

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued by AINZL in May 2002. A separate announcement today by AINZL (attached) also details the successful completion of its repurchase offer for the PACRS2 and the conversion to Amcor ordinary shares of those PACRS2 notes not repurchased.

Amcor has applied to the Australian Stock Exchange to have the ordinary shares issued on conversion quoted on a deferred settlement basis. Deferred settlement trading will commence on Tuesday, 1 May 2007.

Holding statements will be despatched on Friday, 4 May 2007.  CHESS holders will also receive a holding statement from the ASX Settlement and Transfer Corporation in due course.  Shares sold on a deferred settlement basis on the ASX before Monday, 7 May 2007 will generally settle on Thursday, 10 May 2007. Shareholders wishing to sell the newly issued shares should consult their brokers for further information. Normal trading on a T+3 basis for shares issued on conversion of PACRS2 is expected to commence on Monday, 7 May 2007.

As previously announced, Amcor Limited has underway an on-market buy back of ordinary shares to acquire shares equivalent to the 43 million arising on conversion of the Amcor PRIDES in 2006.  Amcor intends to increase the program and buy-back an additional 2,774,547 ordinary shares on-market, equivalent to the number of ordinary shares issued on conversion of the PACRS2.

For queries in relation to PACRS2, please call 1300 301 256 from within Australia for the cost of a local call or +61 3 9415 4608 if calling from outside Australia, or visit our website at www.amcor.com.

ENDS

For further information please contact:
John Murray	Paul J Connolly
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9104

Amcor Limited

ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

Tel: 03 9226 9000    Fax: 03 9226 9050

www.amcor.com

Amcor News Release

Amcor Investments (New Zealand) Limited

For immediate release:	Monday, April 30, 2007

AMCOR COMPLETES PACRS2 REPURCHASE OFFER
AND TO CONVERT REMAINING PACRS2 TO ORDINARY SHARES

Amcor Investments (New Zealand) Limited (“AINZL”) today announced the successful completion of its repurchase offer for PACRS2 convertible notes.  A total of 1,901,814 PACRS2 notes, representing 91% of the 2,099,087 outstanding notes have today been repurchased and cancelled, for a repurchase amount of $105.2632 per note (approximately $200 million in total).  Payments have been credited to nominated accounts or cheques posted to noteholders for the repurchase proceeds and PACRS2 interest payments.

The remaining 197,273 notes will later today convert to ordinary shares in Amcor Limited.  Each note will be redeemed for its $100 face value and the proceeds applied to the subscription of 14.0670 ordinary shares per note.  In accordance with the terms of the issue, where the total aggregate number of ordinary shares that a noteholder would otherwise receive on conversion includes a fraction, the fraction will be disregarded and the noteholder will receive the relevant whole number of ordinary shares.  The conversion will result in the issue of 2,774,547 ordinary shares in Amcor Limited.

The conversion ratio has been calculated by dividing the $100 face value of each note by an amount equal to the VWAP less 5% of the VWAP.  The VWAP has been calculated as the average of the daily Volume Weighted Average Sale Price (“VWAP”) of Amcor Limited ordinary shares (excluding certain trades) sold on the ASX during the 20 business days from 28 March 2007 to 27 April 2007, inclusive.  The VWAP is $7.4830

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued by AINZL in May 2002.

For queries in relation to PACRS2, please call 1300 301 256 from within Australia for the cost of a local call or +61 3 9415 4608 if calling from outside Australia, or visit the Amcor website at www.amcor.com.

ENDS

For further information please contact:
John Murray	Paul J Connolly
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9104

Amcor Investments (New Zealand) Limited

17 Ash Road

Wiri

Auckland.

New Zealand

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 30 April 2007

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel